Confidential Treatment Requested by Arcutis Biotherapeutics, Inc.
Pursuant to 17 CFR 200.83
Confidential Draft submitted to the Securities and Exchange Commission on July 21, 2020.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ARCUTIS BIOTHERAPEUTICS, INC.
(Exact name of registrant as specified in its charter)

Delaware	2834	81-2974255
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
2945 Townsgate Road, Suite 110
Westlake Village, California 91361
Telephone: (805) 418-5006
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Todd Franklin Watanabe
President and Chief Executive Officer
Arcutis Biotherapeutics, Inc.
2945 Townsgate Road, Suite 110
Westlake Village, California 91361
Telephone: (805) 418-5006
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Brian J. Cuneo J. Ross McAloon Latham and Watkins LLP 140 Scott Drive Menlo Park, CA 94025 (650) 328-4600	Kristin E. VanderPas Charles S. Kim David Peinsipp Cooley LLP 101 California Street, 5th Floor San Francisco, CA 94111 (415) 693-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.0001 par value per share		$	$	$
(1) Includes shares of common stock that the underwriters have an option to purchase.
(2) In accordance with Rule 457(c) under the Securities Act of 1933, as amended, the price shown is the average of the high and low prices of the Registrant’s common stock on            , 2020, as reported by the Nasdaq Global Select Market.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by Arcutis Biotherapeutics, Inc.
Pursuant to 17 CFR 200.83
The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED            , 2020
PRELIMINARY PROSPECTUS
                Shares
Common Stock
_____________________________
We are offering            shares of our common stock. Our common stock is listed on the Nasdaq Global Select Market under the symbol “ARQT.” On            , 2020, the last reported sale price of our common stock as reported on the Nasdaq Global Select Market was $       per share.
We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain public company reporting requirements.
_____________________________
Investing in our common stock involves a high degree of risk. See “Risk factors” beginning on page 13.
_____________________________
Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
_____________________________

	Per share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to Arcutis Biotherapeutics, Inc., before expenses	$	$
_________________
(1)See “Underwriting” for a description of the compensation payable to the underwriters.
We have granted the underwriters an option for a period of 30 days to purchase up to           additional shares of common stock.
The underwriters expect to deliver the shares to purchasers on or about            , 2020.
_____________________________

Goldman Sachs & Co. LLC

_____________________________

Prospectus dated            , 2020.

Confidential Treatment Requested by Arcutis Biotherapeutics, Inc.
Pursuant to 17 CFR 200.83

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in or incorporated by reference in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of common stock offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in or incorporated by reference in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.
To the extent there is a conflict between the information contained in this prospectus, on the one hand, and the information contained in any document incorporated by reference filed with the Securities and Exchange Commission, or the SEC, before the date of this prospectus, on the other hand, you should rely on the information in this prospectus. If any statement in a document incorporated by reference is inconsistent with a statement in another document incorporated by reference having a later date, the statement in the document having the late date modifies or supersedes the earlier statement.
We have not and the underwriters have not taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons who have come into possession of this prospectus in a jurisdiction outside the United States are required to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.
i

Confidential Treatment Requested by Arcutis Biotherapeutics, Inc.
Pursuant to 17 CFR 200.83
PROSPECTUS SUMMARY
The following summary highlights information contained elsewhere in this prospectus and in documents incorporated by reference. This summary is not complete and may not contain all the information you should consider before investing in our common stock. You should read this entire prospectus and the documents incorporated by reference in this prospectus carefully, especially the risks of investing in our common stock discussed under the heading “Risk factors,” and our financial statements and related notes incorporated by reference in this prospectus before making an investment decision. Except as otherwise indicated herein or as the context otherwise requires, references in this prospectus and the documents incorporated by reference in this prospectus to “Arcutis Biotherapeutics,” “Arcutis,” “the Company,” “we,” “us” and “our” refer to Arcutis Biotherapeutics, Inc.
Overview
We are a late-stage biopharmaceutical company focused on developing and commercializing treatments for dermatological diseases with high unmet medical needs. Our current portfolio is comprised of topical treatments with significant potential to address immune-mediated dermatological diseases and conditions, or immuno-dermatology. Our strategy is to identify and develop treatments against validated biological targets in dermatology that deliver a differentiated clinical profile that addresses major shortcomings of existing therapies in our targeted indications. We believe this strategy uniquely positions us to rapidly progress towards our goal of bridging the treatment innovation gap in dermatology, while maximizing our probability of technical success and financial resources.
Our lead product candidate, ARQ-151 (topical roflumilast cream), is in Phase 3 clinical trials in plaque psoriasis. ARQ-151 is a topical cream formulation of roflumilast, a highly potent and selective phosphodiesterase type 4, or PDE4, inhibitor, which we are developing for the treatment of plaque psoriasis, including psoriasis in intertriginous regions such as the groin, axillae, and inframammary areas, as well as atopic dermatitis. PDE4 is an established biological target in dermatology, with multiple PDE4 inhibitors approved by the U.S. Food and Drug Administration, or FDA. We have successfully completed a Phase 2b study of ARQ-151 in plaque psoriasis, demonstrating potential symptomatic improvement and favorable tolerability of ARQ-151 in this population. We have initiated three Phase 3 studies in plaque psoriasis, with topline data expected in the first half of 2021. We have also completed enrollment in a long-term safety study of ARQ-151 in plaque psoriasis patients, and expect to report topline data in the first half of 2021. We have also completed a Phase 2 proof of concept study of ARQ-151 in atopic dermatitis and plan to initiate a Phase 2b study in the second half of 2020, with topline results expected in the second half of 2021.
In addition, we are developing ARQ-154 (topical roflumilast foam), a topical foam formulation of ARQ-151, and have completed enrollment of a Phase 2 proof of concept study in seborrheic dermatitis and a Phase 2b study in scalp psoriasis, and we expect to report topline data from these studies in the fourth quarter of 2020. In addition, we initiated a Phase 1/2b clinical study of ARQ-252, a potent and highly selective topical Janus kinase type 1, or JAK1, inhibitor for the treatment of hand eczema, and expect topline data in the second half of 2021. We also plan to initiate a clinical study of ARQ-252 in vitiligo in the second half of 2020. Additionally, we have formulation and preclinical efforts underway for ARQ-255, an alternative topical formulation of ARQ-252 designed to reach deeper into the skin in order to potentially treat alopecia areata.
Dermatological diseases such as psoriasis, atopic dermatitis, seborrheic dermatitis, hand eczema, alopecia areata, and vitiligo affect hundreds of millions of people worldwide each year, impacting their quality of life, and physical, functional and emotional well-being. There are many approved treatments for these conditions, but a large opportunity remains due to issues with existing treatments. Topical treatments are used for nearly all patients, but are limited by one or more of the following: modest response rates, side effects, patient adherence, application site restrictions, and limits on duration of therapy. Topical corticosteroids, or TCS, are commonly used as the first-line therapy for the treatment of inflammatory skin conditions such as psoriasis and atopic dermatitis. While many patients see

Confidential Treatment Requested by Arcutis Biotherapeutics, Inc.
Pursuant to 17 CFR 200.83
improvements, long term TCS treatment carries the risk of a variety of significant side effects. As a result, TCS are typically used intermittently, which can lead to disease flares. In psoriasis, vitamin D analogues have demonstrated lower response rates than TCS and are frequently irritating. In atopic dermatitis, topical calcineurin inhibitors, or TCIs, and Eucrisa, a topical non-steroidal PDE4 inhibitor, have lower response rates than TCS and are associated with application site burning. TCIs also have a boxed warning for cancer risk.
Biologic and systemic therapies are also available, and have shown impressive response rates but are only indicated for the minority of patients with moderate-to-severe forms of disease, are expensive, and often face reimbursement and access restrictions. Use of oral systemic therapies such as methotrexate and Otezla are also limited to more severe psoriasis patients and have significant side effect risks. Additionally, many patients on biologic and systemic therapies still require adjunctive topical therapy.
Given the limitations associated with TCS, other topical therapies, biologics, and systemic therapies, we believe patients with inflammatory skin conditions are dissatisfied with their current treatment options. We believe that there is a significant opportunity to leverage developments in other fields of medicine, particularly inflammation and immunology, to address the significant need for effective chronic treatments in immuno-dermatology. Our initial focus is to address patients’ significant need for innovative topical treatments that directly target molecular mediators of disease, have the potential to show significant symptomatic improvement, maintain a low risk of toxicity or side effects, and are suitable for chronic use on all areas of the body.
We are developing ARQ-151 for the treatment of plaque psoriasis and atopic dermatitis. High-potency steroids are the current standard of care for plaque psoriasis, and low- to mid-potency steroids are the current standard of care for atopic dermatitis, but steroids are associated with suppression of the hypothalamic-pituitary-adrenal axis, or HPA axis (one of the body’s four neuroendocrine systems, playing a central role in regulating portions of the metabolic, cardiovascular, immune, reproductive and central nervous systems), skin atrophy (thinning), striae (stretch marks), and telangiectasias (spider veins), among other side effects. Furthermore, some of these side effects (e.g., striae) are irreversible, persisting even after therapy is discontinued. Based on market research and our internal estimates, we estimate the population of patients treated with prescribed topical therapies in the United States is approximately 2.5 million patients and 5.4 million patients for psoriasis and atopic dermatitis, respectively. We estimate our addressable market opportunity, which focuses on patients treated by dermatologists with topical therapies, for each of psoriasis and atopic dermatitis is 2.0 million patients and 1.0 million patients, respectively.

Confidential Treatment Requested by Arcutis Biotherapeutics, Inc.
Pursuant to 17 CFR 200.83
Our Pipeline
The following charts summarize our product pipeline, including our lead product candidate, ARQ-151, and our upcoming anticipated milestones:
ARQ-151
Our lead product candidate, ARQ-151, is a topical cream containing roflumilast, a PDE4 inhibitor, that we believe has the potential to offer symptomatic improvement similar to a high-potency steroid, a favorable tolerability profile, the ability to treat chronically, and little to none of the application site reactions associated with many existing treatments. We are currently developing ARQ-151 for plaque psoriasis, including intertriginous psoriasis, as well as atopic dermatitis. We have successfully completed a Phase 2b study of ARQ-151 in plaque psoriasis. We have initiated three Phase 3 clinical trials in plaque psoriasis and have also completed enrollment in a long-term safety study, and expect to report topline data for all four studies in the first half of 2021. We also completed a Phase 2 proof of concept study of

Confidential Treatment Requested by Arcutis Biotherapeutics, Inc.
Pursuant to 17 CFR 200.83
ARQ-151 in atopic dermatitis and plan to initiate a Phase 2b study in the second half of 2020, with topline results expected in the second half of 2021.
In July 2018, we executed a licensing agreement with AstraZeneca AB for exclusive worldwide rights to roflumilast, the PDE4 inhibitor used as the active pharmaceutical ingredient in ARQ-151 and ARQ-154, as a topical product in humans solely for dermatological indications. We have built our own intellectual property portfolio around topical uses of roflumilast, with issued and pending formulation and pharmacokinetic patents/applications in the United States and other jurisdictions from four distinct patent families, which should provide us with exclusivity for the formulation that is intended to be marketed at least through 2037.
ARQ-154
We are also developing ARQ-154, a foam formulation of ARQ-151, for treatment of seborrheic dermatitis and scalp psoriasis. ARQ-154 contains roflumilast, the same highly potent and selective PDE4 inhibitor found in ARQ-151, and is nearly identical to ARQ-151, with all ingredients in ARQ-154 being the same as those in ARQ-151, other than reduced oil content and the addition of a propellant in the can to create the foam. We designed ARQ-154 as a topical foam version of ARQ-151 to overcome the challenges of delivering topical drugs in hair-bearing areas of the body. We completed enrollment of a Phase 2 proof of concept study in seborrheic dermatitis and a Phase 2b study in scalp psoriasis, and we expect to report topline data from these studies in the fourth quarter of 2020. We believe that ARQ-154 will offer physicians and patients a highly differentiated clinical profile that is ideally suited to address unmet needs in the topical treatment of scalp psoriasis and seborrheic dermatitis.
ARQ-252
ARQ-252 is a potent and highly selective topical small molecule inhibitor of JAK1 that we are developing for hand eczema and vitiligo. JAK1 is one of the Janus family of non-receptor protein tyrosine kinases, or JAKs, including JAK1, Janus kinase type 2, or JAK2, Janus kinase type 3, or JAK3, and tyrosine kinase type 2, or Tyk2. Collectively, these kinases are involved in cell growth, survival, development, and differentiation of a variety of cells. We believe that due to its high selectivity for JAK1 over JAK2, ARQ-252 has the potential to treat inflammatory diseases without causing the hematopoietic adverse effects, such as anemia, thrombocytopenia, and neutropenia, associated with JAK2 inhibition.
In January 2018, we executed an exclusive option and license agreement, or the Hengrui License Agreement, with Jiangsu Hengrui Medicine Co., Ltd. of China, or Hengrui, for the active pharmaceutical ingredient in ARQ-252 for all topical dermatological uses in the United States, Canada, Europe and Japan. We exercised our exclusive option in December 2019 and also contemporaneously amended the agreement to expand the territory to additionally include Canada. The Hengrui License Agreement includes composition of matter patents in the United States, and these patents do not begin to expire until 2033. We believe there is the potential to obtain additional protection for ARQ-252 through possible future formulations and other patents.
We initiated a Phase 1/2b study of ARQ-252 in adult patients with hand eczema in the first half of 2020. We initiated the Phase 2b portion of this study in the second half of 2020, with topline data expected in the second half of 2021. We also plan to initiate a Phase 2a study of ARQ-252 in vitiligo in the second half of 2020.
ARQ-255
We are also developing ARQ-255, an alternative topical formulation of ARQ-252 designed to reach deeper into the skin in order to potentially treat alopecia areata. We believe that topical JAK inhibitor therapy for alopecia areata requires the drug to be delivered to the site of the inflammation, deep in the skin at the base (bulb) of the hair follicle. While oral JAK inhibitor administration can achieve required levels of drug at the site of inflammation, conventional topical applications are unlikely to deliver concentrations of JAK inhibitors to the site of inflammation adequate to treat alopecia areata. We have

Confidential Treatment Requested by Arcutis Biotherapeutics, Inc.
Pursuant to 17 CFR 200.83
undertaken a formulation effort we refer to as Deep Dermal Drug Delivery (“4D” technology), that leverages some of the unique physical properties of the active pharmaceutical ingredient in ARQ-255, and which we believe may allow us to topically deliver sufficient concentrations of the drug to potentially treat alopecia areata via topical administration. Formulation and preclinical experiments are underway to develop a 4D version of ARQ-252, which we refer to as ARQ-255, and if those formulation efforts are successful, we plan to enter the clinic with ARQ-255 as a potential treatment for alopecia areata.
Our Market Opportunity
We believe there are significant market opportunities to capture in each of our addressable markets.

Product Candidate	Mechanism of Action	Formulation	Indication	Primary U.S. Addressable Market Opportunity
ARQ-151	PDE4 Inhibitor	Topical Cream	Psoriasis	Approximately 2.0 million patients treated by dermatologists with topical prescription therapies
			Atopic Dermatitis	Approximately 1.0 million patients treated by dermatologists with topical prescription therapies
ARQ-154	PDE4 Inhibitor	Topical Foam	Seborrheic Dermatitis	Approximately 360,000 patients treated by dermatologists that have an inadequate response to first line treatments
			Scalp Psoriasis	Approximately 850,000 patients treated by dermatologists with topical prescription therapies
ARQ-252	JAK1 Inhibitor	Topical Cream	Hand Eczema	Approximately 8.3 million patients
			Vitiligo	Approximately 2.6 million patients
ARQ-255	JAK1 Inhibitor	Topical Suspension	Alopecia Areata	Approximately 6.2 million patients
Our Team
In order to capitalize on our opportunity, we have assembled a management team with deep development, formulation and commercialization expertise for dermatology products. Our management team has held key roles in numerous biotechnology and pharmaceutical companies with a dermatology focus, including Pfizer Inc., Amgen Inc., Gilead Sciences, Inc., Kythera Biopharmaceuticals, Inc., Verrica Pharmaceuticals Inc., and Fougera Pharmaceuticals Inc. Through these roles, our management team was integrally involved in the development, approval and/or commercialization of more than fifty FDA-approved products (including eighteen topical products) such as Enbrel, Jublia, CeraVe, Aczone and Xeljanz. This extensive experience provides us with unique insights and capabilities in dermatology drug development and commercialization.
Our Strategy
Our strategy is to leverage recent innovations in inflammation and immunology to identify molecules against validated biological targets in dermatology, and to develop and commercialize best-in-class products that address significant unmet needs in immuno-dermatology. Key elements of our strategy include:
•Rapidly develop and commercialize our lead product candidate ARQ-151 for the treatment of patients with plaque psoriasis and atopic dermatitis. We plan to develop ARQ-151 for the treatment of plaque psoriasis and atopic dermatitis. Based on the clinical data generated to date, we believe ARQ-151 has the potential to be the best-in-class non-steroidal topical treatment with symptomatic improvement similar to high-potency steroids while potentially delivering a low risk of side effects and a favorable tolerability profile that enables chronic administration, including for pediatric patients. In plaque psoriasis, we have initiated three Phase 3 clinical trials and a long-term safety study of ARQ-151 with topline results for all four studies expected in the first half of 2021. In atopic dermatitis, we have completed a Phase 2 proof of concept study of ARQ-151 and plan to initiate a Phase 2b study in the second half of 2020, with topline results expected in the second half of 2021.

Confidential Treatment Requested by Arcutis Biotherapeutics, Inc.
Pursuant to 17 CFR 200.83
•Expand our addressable market with ARQ-154.  ARQ-154 is a foam formulation of ARQ-151 for the treatment of scalp psoriasis and seborrheic dermatitis that we developed to treat hair-bearing areas of the body like the scalp where a cream is not suitable. Based on the results of our Phase 2 studies with ARQ-151, we believe ARQ-154 has the potential to offer patients symptomatic improvement similar to high-potency steroids in scalp psoriasis and may be superior to standard of care treatments for seborrheic dermatitis, while potentially maintaining a low risk of side effects and favorable tolerability. We completed enrollment of a Phase 2 proof of concept study in seborrheic dermatitis and a Phase 2b study in scalp psoriasis, and we expect to report topline data from these studies in the fourth quarter of 2020.
•Continue to innovate and develop our product pipeline of therapeutics which we believe have the potential to be best-in-class in immuno-dermatology.  We plan to develop ARQ-252, a JAK1 inhibitor with a high relative selectivity to JAK1 over JAK2, for the treatment of hand eczema and potentially vitiligo and alopecia areata. Given its high relative selectivity to JAK1 over JAK2, we believe ARQ-252 has the potential to treat inflammatory diseases without causing the hematopoietic adverse effects associated with JAK2 inhibition, giving it the potential to be best-in-class. We initiated a Phase 1/2b study of ARQ-252 in adult patients with hand eczema in the first half of 2020 and initiated the Phase 2b portion of this study in the second half of 2020, with topline data expected in second half of 2021. We also plan to initiate a Phase 2a study of ARQ-252 in vitiligo in the second half of 2020. Additionally, we have formulation and preclinical efforts underway for ARQ-255, an alternative topical formulation of ARQ-252 designed to reach deeper into the skin in order to potentially treat alopecia areata.
•Establish an integrated development and commercial organization.  We believe the concentrated prescriber base of the U.S. dermatology segment provides us with the opportunity to build a fully integrated commercial organization and targeted sales force for the commercialization of our product candidates among dermatology specialists. To further enhance the value of our product candidates, we may selectively seek partners to commercialize our products outside of the dermatology specialist segment, and to develop and commercialize our products outside of the U.S. market.
•Evaluate strategic opportunities to in-license best-in-class dermatology assets consistent with our core strategy.  Leveraging our deep expertise in identifying promising drug candidates in dermatology, we will continue to seek best-in-class assets across treatment modalities directed against validated targets. We will continue to explore opportunities to in-license assets and develop them to address unmet medical needs in dermatology.
Risks Affecting Our Business
Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects that you should consider before making a decision to invest in our common stock. These risks are discussed more fully in the section titled “Risk Factors” beginning on page 13 of this prospectus, and include the following:
•We are a late-stage biopharmaceutical company with a limited operating history and no products approved for commercial sale, and we have incurred significant losses since our inception. We anticipate that we will continue to incur losses for the foreseeable future, which, together with our limited operating history, makes it difficult to assess our future viability.
•We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development, other operations or commercialization efforts.
•Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our future operating results to fall below expectations.

Confidential Treatment Requested by Arcutis Biotherapeutics, Inc.
Pursuant to 17 CFR 200.83
•Our business is dependent on the development, regulatory approval and commercialization of our current product candidates.
•Clinical drug development involves a lengthy and expensive process, with an uncertain outcome. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.
•We may be unable to obtain regulatory approval for our product candidates under applicable regulatory requirements. The denial or delay of any such approval would delay commercialization of our product candidates and adversely impact our potential to generate revenue, our business and our results of operations.
•Our estimated market opportunities for our product candidates are subject to numerous uncertainties and may prove to be inaccurate. If we have overestimated the size of our market opportunities, our future growth may be limited.
•We face significant competition from other biotechnology and pharmaceutical companies targeting medical dermatological indications, and our operating results will suffer if we fail to compete effectively.
•We currently rely on single source third-party suppliers to manufacture preclinical and clinical supplies of our product candidates and we intend to rely on third parties to produce commercial supplies of any approved product candidate. The loss of these suppliers, or their failure to provide us with sufficient quantities at acceptable quality levels or prices, or at all, would materially and adversely affect our business.
•We may not be able to obtain, maintain or enforce patent rights or other intellectual property rights that cover our product candidates and technologies that are of sufficient breadth to prevent third parties from competing against us.
•We may become subject to claims alleging infringement of third parties’ patents or proprietary rights and/or claims seeking to invalidate our patents, which would be costly, time consuming and, if successfully asserted against us, delay or prevent the development and commercialization of ARQ-151, ARQ-154, ARQ-252, ARQ-255 or any future product candidates.
•Epidemic and pandemic diseases, such as COVID-19, or the perception of their effects, could have a material adverse effect on our business, financial condition, results of operations or cash flows.
Implications of Being an Emerging Growth Company
We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These include, but are not limited to:
•reduced obligations with respect to financial data, including presenting only two years of audited financial statements and only two years of selected financial data in this prospectus;
•reduced disclosure obligations regarding executive compensation in this prospectus and in our periodic reports and proxy statements;
•an exception from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; and
•exemptions from the requirements of holding a non-binding advisory vote on executive compensation and the requirement to obtain stockholder approval of any golden parachute payments not previously approved.

Confidential Treatment Requested by Arcutis Biotherapeutics, Inc.
Pursuant to 17 CFR 200.83
We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, we are deemed to be a large accelerated filer under rules of the SEC, or we issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some, but not all, of the available exemptions. We have taken advantage of certain reduced reporting burdens in this prospectus and in the documents incorporated by reference in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.
In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain new or revised accounting standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period and, as a result, our financial statements may not be comparable to companies that comply with public company effective dates.
Corporate Information
We were formed under the laws of the State of Delaware in June 2016 under the name Arcutis, Inc. and changed our name to Arcutis Biotherapeutics, Inc. in October 2019. Our principal executive offices are located at 2945 Townsgate Road, Suite 110, Westlake Village, California 91361, and our telephone number is (805) 418-5006. Our website address is www.arcutis.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus and should not be considered a part of this prospectus.

Confidential Treatment Requested by Arcutis Biotherapeutics, Inc.
Pursuant to 17 CFR 200.83
THE OFFERING

Common stock offered by us	shares

Option to purchase additional shares
We have granted the underwriters an option to purchase up to            additional shares of common stock from us. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares)

Use of proceeds
We estimate the net proceeds from this offering to us will be approximately $       million (or approximately $ million if the underwriters exercise their option to purchase additional shares in full), assuming a public offering price of $       per share, the last reported sale price of our common stock on the Nasdaq Global Select Market on            , 2020, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
We currently intend to use the net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities, to fund the continued development of our multiple programs, including our ARQ-151, ARQ-154, ARQ-252 and ARQ-255 programs, commercial launch planning and preparation for ARQ-151 in psoriasis, and the remainder for working capital and other general corporate purposes, which may include hiring of additional personnel, capital expenditures and the costs of operating as a public company. See “Use of Proceeds” for more information.

Risk factors
See “Risk factors” and other information included in or incorporated by reference in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in our common stock.

Nasdaq Global Select Market symbol	“ARQT”
The number of shares of common stock to be outstanding after this offering is based on 37,471,997 shares of common stock outstanding as of March 31, 2020, and excludes:
•3,061,521 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2020, with a weighted-average exercise price of $8.52 per share;
•130,060 shares of common stock issuable upon the vesting and settlement of restricted stock units, or RSUs, outstanding as of March 31, 2020;
•198,125 shares of common stock issuable upon the exercise of options outstanding that were granted after March 31, 2020, with a weighted-average exercise price of $30.18 per share;
•2,900,890 shares of common stock that were reserved for future issuance as of March 31, 2020 under our 2020 Equity Incentive Plan, or the 2020 Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the 2020 Plan; and
•351,000 shares of common stock that were reserved for future issuance as of March 31, 2020 under our 2020 Employee Stock Purchase Plan, or ESPP, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the ESPP.

Confidential Treatment Requested by Arcutis Biotherapeutics, Inc.
Pursuant to 17 CFR 200.83
Unless otherwise indicated, all information in this prospectus assumes or gives effect to:
•no exercise of the outstanding options or settlement of the outstanding RSUs referred to above; and
•no exercise of the underwriters’ option to purchase additional shares from us.

Confidential Treatment Requested by Arcutis Biotherapeutics, Inc.
Pursuant to 17 CFR 200.83
SUMMARY FINANCIAL DATA
The following tables set forth our summary statements of operations and balance sheet data. The summary statements of operations data for the years ended December 31, 2018 and 2019 have been derived from our audited financial statements and related notes thereto incorporated by reference in this prospectus. We have derived the summary statements of operations data for the three months ended March 31, 2019 and 2020, and the summary balance sheet data as of March 31, 2020, from our unaudited interim condensed financial statements and related notes thereto incorporated by reference in this prospectus. Our unaudited interim condensed financial statements have been prepared in accordance with U.S. generally accepted accounting principles on the same basis as our audited annual financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal, recurring adjustments, that are necessary for the fair statement of our financial position as of March 31, 2020 and our results of operations for the three months ended March 31, 2019 and 2020. The following summary financial data should be read in conjunction with our audited financial statements and unaudited condensed consolidated financial statements incorporated by reference in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in any future period.

(in thousands, except per share data)	Year Ended December 31,		Three Months Ended March 31,
	2018	2019	2019	2020
			(unaudited)
Statements of Operations Data:
Operating expenses:
Research and development	$17,940	$36,522	$6,203	$25,182
General and administrative	1,795	6,610	749	3,469
Total operating expenses	19,735	43,132	6,952	28,651
Loss from operations	(19,735)	(43,132)	(6,952)	(28,651)
Other income, net	480	1,136	294	638
Net loss	$(19,255)	$(41,996)	$(6,658)	$(28,013)
Other comprehensive income (loss):
Unrealized gain (loss) on marketable securities	—	(1)	1	20
Comprehensive loss	$(19,255)	$(41,997)	$(6,657)	$(27,993)
Net loss per share, basic and diluted	$(15.53)	$(22.78)	$(4.08)	$(1.15)
Weighted-average shares used in computing net loss per share, basic and diluted	1,239,689	1,843,213	1,632,694	24,256,402

	As of March 31, 2020
(in thousands)	Actual	As Adjusted(1)(2)
	(unaudited)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$249,319	$
Working capital(3)	241,656
Total assets	254,392
Total liabilities	12,510
Total stockholders’ equity	241,882
________________
(1)Gives effect to the issuance and sale by us of            shares of common stock in this offering at an assumed public offering price of $       per share, the last reported sale price of our common stock on the Nasdaq Global Select Market on              , 2020, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Confidential Treatment Requested by Arcutis Biotherapeutics, Inc.
Pursuant to 17 CFR 200.83
(2)Each $1.00 increase (decrease) in the assumed public offering price of $       per share, the last reported sale price of our common stock on the Nasdaq Global Select Market on            , 2020, would increase (decrease) the as adjusted amount of each of cash, cash equivalents and marketable securities, working capital, total assets and total stockholders’ equity by approximately $        million, assuming the number of shares we are offering, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) the as adjusted amounts of each of cash, cash equivalents and marketable securities, working capital, total assets and total stockholders’ equity by approximately $       million, assuming the assumed public offering price per share remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted information is illustrative only, and will depend on the actual public offering price, number of shares offered and other terms of this offering determined at pricing.
(3)We define working capital as current assets less current liabilities. See our audited financial statements and unaudited condensed consolidated financial statements and related notes incorporated by reference in this prospectus for further details regarding our current assets and current liabilities.

Confidential Treatment Requested by Arcutis Biotherapeutics, Inc.
Pursuant to 17 CFR 200.83
RISK FACTORS
Before you invest in our common stock, you should understand the high degree of risk involved. You should carefully consider the risks described in the section entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2019, and our Quarterly Report on Form 10-Q for the three months ended March 31, 2020, each of which is incorporated by reference in its entirety, as well as any amendment or update thereto reflected in our subsequent filings with the SEC. You should consider carefully the risk factors discussed therein and below, and all other information contained in or incorporated by reference in this prospectus before making an investment decision. The following risks may adversely impact our business, financial condition and operating results. As a result, the trading price of our common stock could decline and you could lose part or all of your investment.
Risks related to this offering
We expect that the stock price of our common stock may be volatile or may decline and you may not be able to resell your shares at or above the offering price.
The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:
•limited daily trading volume resulting in the lack of a liquid market;
•the development status of our product candidates, including whether any of our product candidates receive regulatory approval;
•the performance of third parties on whom we rely for clinical trials, manufacturing, marketing, sales and distribution, including their ability to comply with regulatory requirements;
•regulatory or legal developments in the United States and foreign countries;
•the results of our clinical trials and preclinical studies;
•the clinical results of our competitors or potential competitors;
•the execution of our partnering and manufacturing arrangements;
•our execution of collaboration, co-promotion, licensing or other arrangements, and the timing of payments we may make or receive under these arrangements;
•variations in the level of expenses related to our preclinical and clinical development programs, including relating to the timing of invoices from, and other billing practices of, our CROs and clinical trial sites;
•variations in the level of expenses related to our commercialization activities, if any product candidates are approved;
•the success of, and fluctuations in, the commercial sales any product candidates approved for commercialization in the future;
•overall performance of the equity markets;
•changes in operating performance and stock market valuations of other pharmaceutical companies;
•market conditions or trends in our industry or the economy as a whole;
•the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC, and announcements relating to acquisitions, strategic transactions, licenses, joint ventures, capital commitments, intellectual property, litigation or other disputes impacting us or our business;

Confidential Treatment Requested by Arcutis Biotherapeutics, Inc.
Pursuant to 17 CFR 200.83
•developments with respect to intellectual property rights;
•our commencement of, or involvement in, litigation;
•FDA or foreign regulatory actions affecting us or our industry;
•changes in the structure of healthcare payment systems;
•the financial projections we may provide to the public, any changes in these projections, or our failure to meet these projections;
•changes in financial estimates by any securities analysts who follow our common stock, our failure to meet these estimates, or failure of those analysts to initiate or maintain coverage of our common stock;
•ratings downgrades by any securities analysts who follow our common stock;
•the development and sustainability of an active trading market for our common stock;
•the size of our market float;
•the expiration of market standoff or contractual lock-up agreements and future sales of our common stock by our officers, directors and significant stockholders;
•recruitment or departure of key personnel;
•changes in accounting principles;
•other events or factors, including those resulting from war, incidents of terrorism, natural disasters or responses to these events; and
•any other factors discussed in this prospectus.
In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many pharmaceutical companies. Stock prices of many pharmaceutical companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.
If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.
Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the as adjusted net tangible book value per share. As a result, investors purchasing common stock in this offering will incur immediate dilution of $       per share, based on an assumed public offering price of $       per share, the last reported sale price of our common stock on the Nasdaq Global Select Market on            , 2020, and our as adjusted net tangible book value per share as of March 31, 2020. For more information on the dilution you may suffer as a result of investing in this offering, see the section of this prospectus entitled “Dilution.”
This dilution is due to the substantially lower price paid by our investors who purchased shares prior to this offering as compared to the price offered to the public in this offering and the exercise of stock options granted to our employees. The exercise of any of these options would result in additional dilution.

Confidential Treatment Requested by Arcutis Biotherapeutics, Inc.
Pursuant to 17 CFR 200.83
We will have broad discretion in the use of proceeds from this offering and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment.
We will have broad discretion over the use of proceeds from this offering. You may not agree with our decisions, and our use of the proceeds may not yield any return on your investment. We currently intend to use the net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities, to fund the continued development of our multiple programs, including our ARQ-151, ARQ-154, ARQ-252 and ARQ-255 programs, commercial launch planning and preparation for ARQ-151 in psoriasis, and the remainder for working capital and other general corporate purposes, which may include hiring of additional personnel, capital expenditures and the costs of operating as a public company. Our failure to apply the net proceeds from this offering effectively could compromise our ability to pursue our growth strategy and we might not be able to yield a significant return, if any, on our investment of these net proceeds. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.
Our ability to utilize our net operating loss, or NOL, carryforwards and research and development income tax credit carryforwards may be limited.
As of December 31, 2019, we had NOL carryforwards available to reduce future taxable income, if any, for federal and California income tax purposes of $54.6 million and $55.1 million, respectively. If not utilized, California NOL carryforwards will expire beginning in 2036. Of the federal net operating losses, $3.5 million originated before the 2019 tax year and will expire beginning in 2036. Under the Tax Cuts and Jobs Act (as modified by the Coronavirus Aid, Relief, and Economic Security Act), the remaining $51.0 million of federal NOL carryforwards generated after December 31, 2017 will carry forward indefinitely with utilization limited to 80% of taxable income in taxable years starting on or after January 1, 2021. As of December 31, 2019, we had federal and California research and development tax credit carryforwards of $2.0 million and $0.7 million, respectively. If not utilized, the federal research and development tax credit carryforwards will begin to expire in 2037.
Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a three-year period, the corporation’s ability to use its pre-change NOL carryforwards and other pre-change tax attributes (such as research and development tax credits) to offset its post-change income or taxes may be limited (in addition to those limitations described in the preceding paragraph). A formal study has not been completed to determine if a change in ownership, as defined by Section 382, has occurred. We may have experienced ownership changes in the past (including as a result of our IPO), and we may experience ownership changes in the future and/or subsequent shifts in our stock ownership (some of which may be outside our control), including as a result of this offering. As a result, if we earn net taxable income, our ability to use our pre-change NOL carryforwards to offset U.S. federal taxable income may be subject to limitations under Section 382, which could potentially result in increased future tax liability to us. In addition, at the state level, there may be periods during which the use of NOL carryforwards is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed.

Confidential Treatment Requested by Arcutis Biotherapeutics, Inc.
Pursuant to 17 CFR 200.83
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.
These forward-looking statements include, but are not limited to, statements about:
•the success, cost and timing of our plans to develop and commercialize immune-dermatology drugs, including our current products, ARQ-151, ARQ-154, ARQ-252 and ARQ-255 for indications including psoriasis, atopic dermatitis, scalp psoriasis, seborrheic dermatitis, hand eczema, vitiligo and alopecia areata;
•our ability to obtain funding for our operations, including funding necessary to complete further development and commercialization of our product candidates;
•the timing of and our ability to obtain and maintain regulatory approvals for ARQ-151, ARQ-154, ARQ-252 and ARQ-255;
•future agreements, if any, with third parties in connection with the commercialization of our product candidates;
•the success, cost and timing of our product candidate development activities and planned clinical trials;
•the rate and degree of market acceptance and clinical utility of our product candidates;
•the potential market size and the size of the patient populations for our product candidates, if approved for commercial uses;
•our commercialization, marketing and manufacturing capabilities and strategy;
•the success of competing therapies that are or may become available;
•our ability to attract and retain key management and technical personnel;
•our expectations regarding our ability to obtain, maintain and enforce intellectual property protection for our product candidates;
•the impact of COVID-19 on our business and operations, including clinical trials, third parties and employees;
•our use of the net proceeds from this offering; and
•our estimates regarding expenses, future revenue, capital requirements and needs for additional financing.
Forward-looking statements are based on management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate, and management’s beliefs and assumptions are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this prospectus or incorporated by reference in this prospectus may

Confidential Treatment Requested by Arcutis Biotherapeutics, Inc.
Pursuant to 17 CFR 200.83
turn out to be inaccurate. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. Factors that may cause actual results to differ materially from current expectations include, among other things, those described in the section entitled “Risk factors” and elsewhere in or incorporated by reference in this prospectus. Potential investors are urged to consider these factors carefully in evaluating these forward-looking statements. These forward-looking statements speak only as of the date of this prospectus. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should, however, review the factors and risks and other information we describe in the reports we will file from time to time with the SEC after the date of this prospectus.

Confidential Treatment Requested by Arcutis Biotherapeutics, Inc.
Pursuant to 17 CFR 200.83
USE OF PROCEEDS
We estimate the net proceeds from this offering will be approximately $       million, or $       million if the underwriters exercise in full their option to purchase additional shares, assuming a public offering price of $       per share, the last reported sale price of our common stock on the Nasdaq Global Select Market on             , 2020, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Each $1.00 increase (decrease) in the assumed public offering price of $       per share, the last reported sale price of our common stock on the Nasdaq Global Select Market on            , 2020, would increase (decrease) the net proceeds to us by approximately $       million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) the net proceeds to us by approximately $       million, assuming that the assumed public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
We currently intend to use the net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities, to fund the continued development of our multiple programs, including our ARQ-151, ARQ-154, ARQ-252 and ARQ-255 programs, commercial launch planning and preparation for ARQ-151 in psoriasis, and the remainder for working capital and other general corporate purposes, which may include hiring of additional personnel, capital expenditures and the costs of operating as a public company.
Based on our planned use of the net proceeds, we estimate such funds, together with our existing cash, cash equivalents and marketable securities, will be sufficient for us to fund our operations for at least months following the date of this offering. The expected net proceeds of this offering may not be sufficient for us to fund any of our product candidates through regulatory approval, and we will need to raise substantial additional capital to complete the development and commercialization of our product candidates.
The expected use of the net proceeds from the offering represents our intentions based upon our current plans and business conditions. The amounts we actually expend in these areas, and the timing thereof, may vary significantly from our current intentions and will depend on a number of factors, including the success of research and product development efforts, cash generated from future operations and actual expenses to operate our business. We may use a portion of the net proceeds for the acquisition of, or investment in, businesses that complement our business, although we have no present commitments or agreements.
The amounts and timing of our preclinical and clinical expenditures and the extent of preclinical and clinical development may vary significantly depending on numerous factors, including the status, results and timing of our current clinical trials and clinical trials which we may commence in the future, the product approval process with the FDA and foreign regulatory authorities, any new collaborations we may enter into with third parties and any unforeseen cash needs. As a result, we cannot predict with any certainty all of the particular uses for the net proceeds or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the net proceeds of this offering.
Pending the uses described above, we intend to invest the net proceeds from this offering in short term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government.

Confidential Treatment Requested by Arcutis Biotherapeutics, Inc.
Pursuant to 17 CFR 200.83
DIVIDEND POLICY
We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Confidential Treatment Requested by Arcutis Biotherapeutics, Inc.
Pursuant to 17 CFR 200.83
CAPITALIZATION
The following table sets forth our cash, cash equivalents and marketable securities, and capitalization as of March 31, 2020:
•on an actual basis; and
•on an as-adjusted basis to give further effect to the issuance and sale of            shares of common stock in this offering at an assumed public offering price of $       per share, the last reported sale price of our common stock on the Nasdaq Global Select Market on            , 2020, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The as adjusted information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. You should read this information together with our financial statements and related notes incorporated by reference in this prospectus and the information set forth under the headings “Use of Proceeds” in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report for the year ended December 31, 2019 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2020 incorporated by reference in this prospectus.

(in thousands, except for share and per share amounts)	As of March 31, 2020
	Actual	As Adjusted(1)
	(unaudited)
Cash, cash equivalents and marketable securities	$249,319	$
Stockholders’ equity:
Preferred stock, $0.0001 par value per share; 10,000,000 shares authorized, actual and as adjusted, no shares issued and outstanding, actual or as adjusted	—
Common stock, $0.0001 par value per share; 300,000,000 shares authorized, actual and as adjusted; 38,154,550 shares issued, actual; 37,471,997 shares outstanding, actual; shares issued and outstanding, as adjusted	3
Additional paid-in capital	336,145
Accumulated other comprehensive income	19
Accumulated deficit	(94,285)
Total stockholders’ equity	241,882
Total capitalization	$241,882	$
________________
(1)Each $1.00 increase (decrease) in the assumed public offering of $       per share, the last reported sale price of our common stock on the Nasdaq Global Select Market on            , 2020, would increase (decrease) the as adjusted amount of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $       million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) the as adjusted amount of each of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $       million, assuming that the assumed price to the public remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The number of shares of common stock issued and outstanding, actual and as adjusted, in the table above is based on 37,471,997 shares of common stock outstanding as of March 31, 2020, and excludes:
•3,061,521 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2020, with a weighted-average exercise price of $8.52 per share;

Confidential Treatment Requested by Arcutis Biotherapeutics, Inc.
Pursuant to 17 CFR 200.83
•130,060 shares of common stock issuable upon the vesting and settlement of RSUs outstanding as of March 31, 2020;
•198,125 shares of common stock issuable upon the exercise of options outstanding that were granted after March 31, 2020, with a weighted-average exercise price of $30.18 per share;
•2,900,890 shares of common stock that were reserved for future issuance as of March 31, 2020 under our 2020 Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the 2020 Plan; and
•351,000 shares of common stock that were reserved for future issuance as of March 31, 2020 under our ESPP, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the ESPP.

Confidential Treatment Requested by Arcutis Biotherapeutics, Inc.
Pursuant to 17 CFR 200.83
DILUTION
If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the assumed public offering price per share and the as adjusted net tangible book value per share of our common stock immediately after this offering.
Historical net tangible book value (deficit) per share is determined by dividing our total tangible assets (which excludes deferred offering costs) less our total liabilities by the total number of shares of common stock outstanding. Our historical net tangible book value (deficit) as of March 31, 2020 was approximately $242 million, or $6.46 per share, based on 37,471,997 shares of common stock outstanding as of that date.
After giving effect to receipt of the net proceeds from our sale of            shares of common stock at an assumed public offering price of $       per share, the last reported sale price of our common stock on the Nasdaq Global Select Market on            , 2020, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of March 31, 2020 would have been approximately $       million, or $       per share. This represents an immediate increase in as adjusted net tangible book value of $       per share to our existing stockholders and an immediate dilution of $       per share to new investors participating in this offering.
The following table illustrates this dilution to new investors on a per share basis:

Assumed public offering price per share		$
Historical net tangible book value per share as of March 31, 2020	$6.46
Increase in net tangible book value per share attributable to new investors participating in this offering
As adjusted net tangible book value per share after this offering
Dilution per share to new investors participating in this offering		$
Each $1.00 increase (decrease) in the assumed public offering price of $       per share, the last reported sale price of our common stock on the Nasdaq Global Select Market on            , 2020, would increase (decrease) the as adjusted net tangible book value by $       per share and the dilution per share to new investors by $       per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares we are offering would increase (decrease) our as adjusted net tangible book value by approximately $       million, or $       per share, and decrease (increase) the dilution per share to new investors participating in this offering by $       per share, assuming that the assumed public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will change based on the actual public offering price, number of shares and other terms of this offering determined at pricing.
Each $1.00 increase (decrease) in the assumed public offering price of $       per share would increase (decrease) total consideration paid by new investors by $       million, assuming the number of shares we are offering, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 in the number of shares offered by us would increase (decrease) total consideration paid by new investors by $       million, assuming that the assumed public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Confidential Treatment Requested by Arcutis Biotherapeutics, Inc.
Pursuant to 17 CFR 200.83
The foregoing tables and calculations (other than the historical net tangible book value calculation) are based on 37,471,997 shares of common stock outstanding as of March 31, 2020, and excludes:
•3,061,521 shares of common stock issuable upon the exercise of options outstanding as of March 31, 2020, with a weighted-average exercise price of $8.52 per share;
•130,060 shares of common stock issuable upon the vesting and settlement of RSUs outstanding as of March 31, 2020;
•198,125 shares of common stock issuable upon the exercise of options outstanding that were granted after March 31, 2020, with a weighted-average exercise price of $30.18 per share;
•2,900,890 shares of common stock that were reserved for future issuance as of March 31, 2020 under our 2020 Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the 2020 Plan; and
•351,000 shares of common stock that were reserved for future issuance as of March 31, 2020 under our ESPP, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under the ESPP.
In addition, to the extent that any outstanding options or RSUs described above are exercised, new options are issued, or we issue additional shares of common stock or other equity or convertible debt securities in the future, there will be further dilution to investors participating in this offering.

Confidential Treatment Requested by Arcutis Biotherapeutics, Inc.
Pursuant to 17 CFR 200.83
DESCRIPTION OF CAPITAL STOCK
The following description of our capital stock and certain provisions of our restated certificate of incorporation and restated bylaws are summaries and are qualified in their entirety by reference to the full text of our restated certificate of incorporation and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part. We urge you to read these documents before making any decision to purchase shares of our common stock in this offering.
General
Our authorized capital stock consists of 300,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of undesignated preferred stock, $0.0001 par value per share.
Common Stock
As of March 31, 2020, we had outstanding 37,471,997 shares of common stock held of record by approximately 33 stockholders. The actual number of stockholders is greater than this number of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.
Dividend Rights
Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine.
Voting Rights
Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our restated certificate of incorporation, which means that holders of a majority of the shares of our common stock will be able to elect all of our directors. Our restated certificate of incorporation establishes a classified board of directors, to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms
No Preemptive or Similar Rights
Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.
Right to Receive Liquidation Distributions
Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Fully Paid and Nonassessable
All outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Confidential Treatment Requested by Arcutis Biotherapeutics, Inc.
Pursuant to 17 CFR 200.83
Preferred Stock
As of March 31, 2020, there were no shares of our preferred stock outstanding.
Under the terms of our restated certificate of incorporation, our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of their qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors is also authorized to increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.
Options
As of March 31, 2020, options to purchase 3,061,521 shares of common stock, with a weighted-average exercise price of $8.52 per share, were outstanding under our equity compensation plans.
Restricted Stock Units
As of March 31, 2020, we had 130,060 shares of common stock issuable upon the vesting and settlement of outstanding RSUs.
Registration rights
Pursuant to the terms of our amended and restated investors’ rights agreement, or the Investor Rights Agreement, the holders of 24,385,388 shares of our common stock or their transferees have rights with respect to the registration of their shares under the Securities Act, as described below. We refer to these shares collectively as registrable securities.
Form S-1 Registration Rights
Beginning 180 days after the completion of our initial public offering, the holders of at least 10% of the then-outstanding registrable securities may make a request to us for the registration under the Securities Act of registrable securities if the aggregate price to the public of the shares offered is at least $10.0 million. We are only required to file two registration statements that are declared effective upon exercise of these demand registration rights. These registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. If we determine that it would materially interfere with a corporate transaction, require premature disclosure of confidential information or render us unable to comply with the Securities Act or Exchange Act, we have the right to postpone such registration, not more than once in any 12-month period, for a period of up to 90 days.
Form S-3 Registration Rights
Any holder or group of holders of at least 10% of then-outstanding registrable securities can request that we register all or part of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $1.0 million. The stockholders may only require us to effect two registration statements on Form S-3 in any 12-month period. These registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain

Confidential Treatment Requested by Arcutis Biotherapeutics, Inc.
Pursuant to 17 CFR 200.83
circumstances. Additionally, if we determine that it would materially interfere with a corporate transaction, require premature disclosure of confidential information or render us unable to comply with the Securities Act or Exchange Act, we have the right to postpone such registration, not more than once in any 12-month period, for a period of up to 90 days.
Piggyback Registration Rights
In connection with this offering, certain holders of then-outstanding registrable securities were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their shares of registrable securities in this offering. If we register any of our securities for public sale, holders of then-outstanding registrable securities are entitled to certain “piggyback” registration rights allowing the holders to include their registrable securities in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to certain registrations, including related to any of our employee benefit plans, the offer and sale of debt securities, or an SEC Rule 145 transaction, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration. In an underwritten offering, we and the underwriters have the right, subject to specified conditions, to limit the number of shares such holders may include.
Expenses of Registration Rights
We generally will pay all expenses, other than underwriting discounts, selling commissions and stock transfer taxes incurred in connection with each of the registrations described above, including the fees and disbursements, not to exceed $50,000, of one counsel for the selling holders.
Expiration of Registration Rights
The registration rights described above will expire, with respect to any particular holder of these rights, on the earliest to occur of (a) the closing of a deemed liquidation event, as defined in our restated certificate of incorporation, (b) at such time that all of the holder’s registrable securities can be sold without limitation in any three-month period without registration in compliance with Rule 144 or a similar exemption under the Securities Act and (c) seven years following the completion of our initial public offering.
Anti-takeover provisions
The provisions of Delaware General Corporation Law, or DGCL, our restated certificate of incorporation and our restated bylaws could have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.
Delaware Law
We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date on which the person became an interested stockholder unless:
•prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

Confidential Treatment Requested by Arcutis Biotherapeutics, Inc.
Pursuant to 17 CFR 200.83
•the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (i) shares owned by persons who are directors and also officers and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66.67% of the outstanding voting stock that is not owned by the interested stockholder.
Generally, a business combination includes a merger, asset or stock sale, or other transaction or series of transactions together resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.
Restated Certificate of Incorporation and Restated Bylaw Provisions
Our restated certificate of incorporation and our restated bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our company, including the following:
•Board of Directors Vacancies. Our restated certificate of incorporation and restated bylaws authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.
•Classified Board. Our restated certificate of incorporation and restated bylaws provide that our board of directors is classified into three classes of directors, each with staggered three-year terms. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors.
•Stockholder Action; Special Meetings of Stockholders. Our restated certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our restated bylaws. Further, our restated bylaws provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our Chief Executive Officer or our President, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.
•Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual

Confidential Treatment Requested by Arcutis Biotherapeutics, Inc.
Pursuant to 17 CFR 200.83
meeting of stockholders. Our restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
•No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our restated certificate of incorporation and restated bylaws do not provide for cumulative voting.
•Directors Removed Only for Cause. Our restated certificate of incorporation provides that stockholders may remove directors only for cause and only by the affirmative vote of the holders of at least two-thirds of our outstanding common stock.
•Amendment of Charter Provisions. Any amendment of the above provisions in our restated certificate of incorporation require approval by holders of at least two-thirds of our outstanding common stock.
•Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by merger, tender offer, proxy contest or other means.
•Choice of Forum. Our restated certificate of incorporation provides that, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our restated certificate of incorporation or our restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. This exclusive forum provision does not apply to suits brought to enforce a duty or liability created by the Exchange Act. It could apply, however, to a suit that falls within one or more of the categories enumerated in the exclusive forum provision and asserts claims under the Securities Act, inasmuch as Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. There is uncertainty as to whether a court would enforce such provision with respect to claims under the Securities Act, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Equiniti Trust Company. The transfer agent’s address is 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120-4101.
The Nasdaq Global Select Market Listing
Our common stock is listed on the Nasdaq Global Select Market under the symbol “ARQT.”

Confidential Treatment Requested by Arcutis Biotherapeutics, Inc.
Pursuant to 17 CFR 200.83
SHARES ELIGIBLE FOR FUTURE SALE
Future sales of our common stock, including shares issued upon exercise of outstanding options or warrants, in the public market following this offering, or the perception that those sales may occur, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future. As described below, only a limited number of shares of our common stock will be available for sale in the public market after consummation of this offering due to contractual and legal restrictions on resale described below.
Future sales of our common stock in the public market either before (to the extent permitted) or after restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital at a time and price we deem appropriate.
Based on the number of shares of our common stock outstanding as of March 31, 2020, upon the completion of this offering and assuming (1) no exercise of the underwriters’ option to purchase additional shares of common stock and (2) no exercise of any of our other outstanding options, we will have outstanding an aggregate of            shares of common stock.
All of the shares of common stock sold in this offering, and any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act. Certain of the remaining shares of common stock held by existing stockholders immediately prior to the completion of this offering are or will be “restricted securities” as such term is defined in Rule 144. These restricted securities were issued and sold by us, or will be issued and sold by us, in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, which rules are summarized below.
Lock-up Agreements and Market Stand-off Provisions
In connection with this offering, we, and our directors and officers have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of the lock-up agreement continuing through the date            days following the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC and .
In connection with our initial public offering, we, our directors, our executive officers and substantially all of our other stockholders and option holders agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of the lock-up agreement continuing through July 28, 2020, except with the prior written consent of Goldman Sachs & Co. LLC and Cowen and Company, LLC.
Subject to certain limitations, certain of our employees, including our executive officers, and/or directors have entered into, and may enter into, written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans are not permitted until the expiration of the lock-up agreements relating to our initial public offering described above.
Following the lock-up periods set forth in the market stand-off and lock-up agreements described above, and assuming that Goldman Sachs & Co. LLC and do not release any parties from the lock-up agreements, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Confidential Treatment Requested by Arcutis Biotherapeutics, Inc.
Pursuant to 17 CFR 200.83
Rule 144
In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act, for at least 90 days, a person (or persons whose shares are required to be aggregated) who is not deemed to have been one of our “affiliates” for purposes of Rule 144 at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our “affiliates,” is entitled to sell those shares in the public market (subject to the lock-up agreements referred to above, if applicable) without complying with the manner of sale, volume limitations or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than “affiliates,” then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144 (subject to the lock-up agreement referred to above, if applicable). In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our “affiliates,” as defined in Rule 144, who have beneficially owned the shares proposed to be sold for at least six months are entitled to sell in the public market, upon expiration of any applicable lock-up agreements and within any three-month period, a number of those shares of our common stock that does not exceed the greater of:
•1% of the number of shares of common stock then outstanding, which will equal approximately            shares of common stock immediately after this offering; or
•the average weekly trading volume of our common stock on the Nasdaq Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.
Such sales under Rule 144 by our “affiliates” or persons selling shares on behalf of our “affiliates” are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us.
Rule 701
Rule 701 generally provides that a stockholder who purchased shares of our common stock pursuant to a written compensatory benefit plan or contract and who is not deemed to have been one of our affiliates at any time during the preceding 90 days may sell such shares (to the extent such shares are not subject to a lock-up agreement) in reliance upon Rule 144 without complying with the current public information or holding period conditions of Rule 144. Rule 701 also provides that a stockholder who purchased shares of our common stock pursuant to a written compensatory benefit plan or contract and who is deemed to have been one of our affiliates during the preceding 90 days may sell such shares under Rule 144 without complying with the holding period condition of Rule 144 (subject to any applicable lock-up agreement).
Registration Rights
The holders of approximately 24,385,388 shares of our common stock, or their transferees, will, subject to the lock-up agreements referred to above, be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. For a description of these registration rights, see “Description of Capital Stock—Registration Rights.” If the offer and sale of these shares are registered, they will be freely tradable without restriction under the Securities Act.
Stock Plans
We have filed with the SEC a registration statement under the Securities Act covering the shares of common stock reserved for issuance under our equity compensation plans. Accordingly, shares

Confidential Treatment Requested by Arcutis Biotherapeutics, Inc.
Pursuant to 17 CFR 200.83
registered under such registration statement are available for sale in the open market, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

Confidential Treatment Requested by Arcutis Biotherapeutics, Inc.
Pursuant to 17 CFR 200.83
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS
The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.
This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:
•U.S. expatriates and former citizens or long-term residents of the United States;
•persons subject to the alternative minimum tax;
•persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
•banks, insurance companies, and other financial institutions;
•brokers, dealers or traders in securities;
•“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);
•tax-exempt organizations or governmental organizations;
•persons deemed to sell our common stock under the constructive sale provisions of the Code;
•persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;
•tax-qualified retirement plans; and
•“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.
If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

Confidential Treatment Requested by Arcutis Biotherapeutics, Inc.
Pursuant to 17 CFR 200.83
THIS DISCUSSION IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Definition of Non-U.S. Holder
For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
(a)an individual who is a citizen or resident of the United States;
(b)a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;
(c)an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
(d)a trust that (1) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.
Distributions
As described in the section titled “Dividend Policy,” we do not anticipate paying any cash dividends on our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”
Subject to the discussion below regarding effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable tax treaties.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.
Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively

Confidential Treatment Requested by Arcutis Biotherapeutics, Inc.
Pursuant to 17 CFR 200.83
connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Sale or Other Taxable Disposition
Subject to the discussion below regarding backup withholding, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:
(a)the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);
(b)the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or
(c)our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.
Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.
Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.
Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
Payments of dividends on our common stock will not be subject to backup withholding, provided the Non-U.S. Holder certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above or the Non-U.S. Holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated

Confidential Treatment Requested by Arcutis Biotherapeutics, Inc.
Pursuant to 17 CFR 200.83
relationships with the United States generally will not be subject to backup withholding or information reporting.
Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or, subject to the proposed Treasury Regulations discussed below, gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of our common stock beginning on January 1, 2019, Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

Confidential Treatment Requested by Arcutis Biotherapeutics, Inc.
Pursuant to 17 CFR 200.83
UNDERWRITING
We and the underwriters named below will enter into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter will severally agree to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC and are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC

Total
The underwriters will be committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
The underwriters have an option to buy up to an additional            shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days from the date of this prospectus. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to                        additional shares from us.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
We estimate that our total out of pocket expenses for this offering, excluding the underwriting discounts and commissions, will be approximately $       million. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $       .
We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.
Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $            per share from the public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
We have agreed that, subject to certain limited exceptions, we will not (i) offer, sell, contract to sell, pledge, lend, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, or file with or confidentially submit to the SEC a registration statement under the Securities Act relating to, any of our securities that are substantially similar to our shares of common stock, including but not limited to any options or warrants to purchase shares of common stock or any securities that are convertible into or exchangeable for, or that represent the right to receive, shares of common stock or any such substantially similar securities, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition, confidential submission or filing or (ii) enter into any swap or other

Confidential Treatment Requested by Arcutis Biotherapeutics, Inc.
Pursuant to 17 CFR 200.83
agreement that transfers, in whole or in part, any of the economic consequences of ownership of our shares of common stock or any such other securities (in either case, regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of Goldman Sachs & Co. LLC and  for a period through and including the date that is               days after the date of this prospectus.
Our directors, executive officers and certain of our stockholders have entered into lock-up agreements with the underwriters, pursuant to which each of these persons or entities, subject to certain limited exceptions, for a period through and including the date that is               days after the date of this prospectus, agree that they will not, and shall not, without the prior written consent of Goldman Sachs & Co. LLC and , cause or direct any of their respective affiliates to, (i) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock, or any options or warrants to purchase any shares of common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of common stock, whether now owned or hereafter acquired, owned directly by each such person or entity (including holding as a custodian) or with respect to which such person or entity has beneficial ownership within the rules and regulations of the SEC, (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by such person or entity or someone other than such person or entity), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of the securities owned by such person or entity, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of common stock or other securities, in cash or otherwise, or (iii) otherwise publicly announce any intention to engage in or cause any action or activity described in clause (i) above or transaction or arrangement described in clause (ii) above.
Our common stock is listed on The Nasdaq Global Select Market under the symbol “ARQT.”
In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Confidential Treatment Requested by Arcutis Biotherapeutics, Inc.
Pursuant to 17 CFR 200.83
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses. Certain of the underwriters also served as underwriters in our initial public offering in February 2020.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Notice to Prospective Investors in European Economic Area and United Kingdom
In relation to each Member State of the European Economic Area and the United Kingdom (each, a “Relevant State”), no securities have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Member State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of securities may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
(a)to any legal entity which is a qualified investor as defined under the Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
(c)in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

Confidential Treatment Requested by Arcutis Biotherapeutics, Inc.
Pursuant to 17 CFR 200.83
provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase or subscribe for any securities, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Notice to Prospective Investors in United Kingdom
Each underwriter has represented and agreed that:
(a)it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the company; and
(b)it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.
Notice to Prospective Investors in Switzerland
We have not and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (“CISA”), and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (“CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described in this prospectus and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.
Notice to Prospective Investors in Canada
The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Confidential Treatment Requested by Arcutis Biotherapeutics, Inc.
Pursuant to 17 CFR 200.83
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Notice to Prospective Investors in Hong Kong
The securities may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Notice to Prospective Investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in
Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Confidential Treatment Requested by Arcutis Biotherapeutics, Inc.
Pursuant to 17 CFR 200.83
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.
Solely for the purposes of its obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Notice to Prospective Investors in Japan
The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.
Notice to Prospective Investors in Israel
In the State of Israel this prospectus shall not be regarded as an offer to the public to purchase shares of common stock under the Israeli Securities Law, 5728—1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728—1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions (the “Addressed Investors”); or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728—1968, subject to certain conditions (the “Qualified Investors”). The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. The company has not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728—1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for our common stock to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.
Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728—1968. In particular, we may request, as a condition to be offered common stock, that Qualified Investors will each represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728—1968 and the regulations promulgated thereunder in connection with the offer to be issued common stock; (iv) that the shares of common stock that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728—1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law,

Confidential Treatment Requested by Arcutis Biotherapeutics, Inc.
Pursuant to 17 CFR 200.83
5728—1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.

Confidential Treatment Requested by Arcutis Biotherapeutics, Inc.
Pursuant to 17 CFR 200.83
LEGAL MATTERS
The validity of the shares of common stock offered by this prospectus will be passed upon for us by Latham & Watkins LLP, Menlo Park, California. Certain legal matters relating to the offering will be passed upon for the underwriters by Cooley LLP, San Francisco, California.
EXPERTS
Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2019, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the common stock offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete, please see the copy of the contract or document that has been filed for the complete contents of that contract or document. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be reviewed for the complete contents of these contracts and documents.
The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address is www.sec.gov.
We also maintain a website at www.arcutis.com. The reference to our website address does not constitute incorporation by reference of the information contained on our website, and you should not consider information on our website to be part of this prospectus.
You may also request a copy of these filings, at no cost to you, by writing or telephoning us at the following address:
Arcutis Biotherapeutics, Inc.
Attn: VP Investor Relations & Corporate Communications
2495 Townsgate Road, Suite 110
Westlake Village, California 91361
Telephone: (805) 418-5006

Confidential Treatment Requested by Arcutis Biotherapeutics, Inc.
Pursuant to 17 CFR 200.83
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus. We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC:
•our Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 19, 2020;
•our Quarterly Report on Form 10-Q for the three months ended March 31, 2020, filed with the SEC on May 12, 2020;
•our Current Reports on Form 8-K, filed with the SEC, on April 27, 2020 and April 29, 2020, respectively; and
•the description of our securities registered pursuant to Section 12 of the Exchange Act contained in Exhibit 4.3 to our Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 19, 2020, including any amendment or report filed for the purpose of updating such description.
We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, including exhibits to these documents. You should direct any requests for documents to Arcutis Biotherapeutics, Inc., Attn: VP Investor Relations & Corporate Communications, 2495 Townsgate Road, Suite 110, Westlake Village, CA 91361; Telephone: (805) 418-5006; E-mail: information@arcutis.com.
You also may access these filings on our website at www.arcutis.com. We do not incorporate the information on our website into this prospectus or any supplement to this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus or any supplement to this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus or any supplement to this prospectus).
Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement.

Confidential Treatment Requested by Arcutis Biotherapeutics, Inc.
Pursuant to 17 CFR 200.83

                    Shares

Arcutis Biotherapeutics, Inc.

Common Stock

____________________________________
PROSPECTUS
____________________________________

Goldman Sachs & Co. LLC

____________________________________

Prospectus dated            , 2020

Confidential Treatment Requested by Arcutis Biotherapeutics, Inc.
Pursuant to 17 CFR 200.83

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except for the U.S. Securities and Exchange Commission, or the SEC, registration fee, the Financial Institution Regulatory Association, or FINRA, filing fee and the Nasdaq Global Select Market, or Nasdaq, listing fee.

Item	Amount paid or to be paid
SEC registration fee	$	*
FINRA listing fee		*
Nasdaq listing fee		*
Printing and engraving expenses		*
Legal fee and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*
Total	$	*
_______________
* To be filed by amendment.
ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.
Section 145 of the Delaware General Corporation Law, or DGCL, authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the DGCL are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.
As permitted by the DGCL, the Registrant’s restated certificate of incorporation contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director, except liability for the following:
•any breach of the director’s duty of loyalty to the Registrant or its stockholders;
•acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
•under Section 174 of the DGCL (regarding unlawful dividends and stock purchases); or
•any transaction from which the director derived an improper personal benefit.
As permitted by the DGCL, the Registrant’s restated bylaws provide that:
•the Registrant is required to indemnify its directors and executive officers to the fullest extent permitted by the DGCL, subject to limited exceptions;
•the Registrant may indemnify its other employees and agents as set forth in the DGCL;

Confidential Treatment Requested by Arcutis Biotherapeutics, Inc.
Pursuant to 17 CFR 200.83

•the Registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to limited exceptions; and
•the rights conferred in the restated bylaws are not exclusive.
As permitted by the DGCL, the Registrant has entered into separate indemnification agreements with each of the registrant’s directors and certain of the registrant’s officers which require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors, officers or certain other employees.
The Registrant maintains standard policies of directors’ and officers’ liability insurance under which coverage is provided to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act.
The indemnification provisions in the Registrant’s restated certificate of incorporation, restated bylaws and the indemnification agreements entered into or to be entered into between the Registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the Registrant’s directors and executive officers for liabilities arising under the Securities Act.
The underwriting agreement between the registrant and the underwriters to be filed as Exhibit 1.1 to this registration statement provides for the indemnification by the underwriters of the Registrant’s directors and officers and certain controlling persons against specified liabilities, including liabilities under the Securities Act with respect to information provided by the underwriters specifically for inclusion in the registration statement.
ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.
The following lists set forth information regarding all securities sold or granted by the Registrant since January 1, 2017 that were not registered under the Securities Act:
(1)The Registrant has granted stock options to its employees, directors, consultants and other service providers covering an aggregate of 4,595,774 shares of common stock, at a weighted-average exercise price of $7.19 per share.
(2)The Registrant issued restricted stock units, or RSUs, to representing an aggregate of 130,060 shares of common stock.
(3)The Registrant sold an aggregate of 1,306,019 shares of common stock to employees, directors, consultants and other service providers for cash consideration in the aggregate amount of $1.0 million pursuant to stock options and restricted stock unit awards.
(4)In October 2019, the Registrant issued and sold to eleven accredited investors an aggregate of 8,122,963 shares of Series C convertible preferred stock at a purchase price of $11.63 per share, for aggregate consideration of approximately $94.5 million.
(5)In September 2018, the Registrant issued and sold to eight accredited investors an aggregate of 9,364,850 shares of Series B convertible preferred stock at a purchase price of $6.19 per share, for aggregate consideration of approximately $58.0 million.
(6)In April 2017 and March 2018, the Registrant issued and sold to ten accredited investors an aggregate of 6,897,575 shares of Series A convertible preferred stock at a purchase price of $2.00 per share, for aggregate consideration of approximately $13.5 million.
Unless otherwise stated, the issuances of above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions

Confidential Treatment Requested by Arcutis Biotherapeutics, Inc.
Pursuant to 17 CFR 200.83
by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701.
None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering, and the Registrant believes each transaction was exempt from the registration requirements of the Securities Act as stated above. All recipients of the foregoing transactions either received adequate information about the Registrant or had access, through their relationships with the Registrant, to such information. Furthermore, the Registrant affixed appropriate legends to the share certificates and instruments issued in each foregoing transaction setting forth that the securities had not been registered and the applicable restrictions on transfer.
ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
(a) Exhibits. The following documents are filed as exhibits to this registration statement.

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Date	Number	Filed Herewith
1.1*	Form of Underwriting Agreement.
3.1	Restated Certificate of Incorporation.	10-Q	5/12/2020	3.1
3.2	Restated Bylaws.	10-Q	5/12/2020	3.2
4.1	Form of Common Stock Certificate.	S-1/A	1/21/2020	4.1
4.2†	Amended and Restated Investors' Rights Agreement, dated October 8, 2019, by and among the Registrant and certain of its stockholders.	S-1/A	1/21/2020	4.2
5.1*	Opinion of Latham & Watkins LLP.
10.1#	Form of Indemnity Agreement.	S-1	1/6/2020	10.1
10.2#	2017 Stock Incentive Plan and forms of award agreements.	S-1	1/6/2020	10.2
10.3#	2020 Stock Incentive Plan and forms of award agreements.	S-1/A	1/21/2020	10.3
10.4#	2020 Employee Stock Purchase Plan and forms of award agreements.	S-1/A	1/21/2020	10.4
10.5#	Offer Letter, dated January 9, 2020, by and between the Registrant and Todd Franklin Watanabe.	S-1/A	1/21/2020	10.5
10.6#	Offer Letter, dated January 9, 2020, by and between the Registrant and David W. Osborne.	S-1/A	1/21/2020	10.6
10.7#	Offer Letter, dated January 9, 2020, by and between the Registrant and Howard G. Welgus, M.D.	S-1/A	1/21/2020	10.7
10.8#	Offer Letter, dated January 9, 2020, by and between the Registrant and John W. Smither.	S-1/A	1/21/2020	10.8
10.9#	Offer Letter, dated January 9, 2020, by and between the Registrant and Kenneth A. Lock.	S-1/A	1/21/2020	10.9
10.10#	Offer Letter, dated January 9, 2020, by and between the Registrant and Patricia A. Turney.	S-1/A	1/21/2020	10.10
10.11#	Consulting Agreement, dated August 16, 2016, by and between the Registrant and Bhaskar Chaudhuri.	S-1	1/6/2020	10.11
10.12†	License Agreement, dated July 23, 2018, by and between the Registrant and AstraZeneca AB.	S-1	1/6/2020	10.12

Confidential Treatment Requested by Arcutis Biotherapeutics, Inc.
Pursuant to 17 CFR 200.83

10.13†	Exclusive Option and License Agreement, dated January 4, 2018, by and between the Registrant and Jiangsu Hengrui Medicine Co., Ltd.	S-1	1/6/2020	10.13
10.14†	Collaboration Agreement, dated June 28, 2019, by and between the Registrant and Hawkeye Therapeutics, Inc.	S-1	1/6/2020	10.14
10.15#	Transition and Amendment Agreement, dated December 13, 2019, by and between the Registrant and Bhaskar Chaudhuri.	S-1	1/6/2020	10.15
10.16	Option Notice and Amendment No. 2 to Exclusive Option and License Agreement, dated December 5, 2019, by and between the Registrant and Jiangsu Hengrui Medicine Co., Ltd.	S-1	1/6/2020	10.16
10.17#	Severance and Change in Control Agreement, by and between the Registrant and Todd Franklin Watanabe.	S-1/A	1/21/2020	10.17
10.18#	Severance and Change in Control Agreement, by and between the Registrant and David W. Osborne.	S-1/A	1/21/2020	10.18
10.19#	Severance and Change in Control Agreement, by and between the Registrant and Howard G. Welgus, M.D.	S-1/A	1/21/2020	10.19
10.20#	Severance and Change in Control Agreement, by and between the Registrant and John W. Smither.	S-1/A	1/21/2020	10.2
10.21#	Severance and Change in Control Agreement, by and between the Registrant and Kenneth A. Lock.	S-1/A	1/21/2020	10.21
10.22#	Severance and Change in Control Agreement, by and between the Registrant and Patricia A. Turney.	S-1/A	1/21/2020	10.22
10.23*	Office Lease Agreement, dated January 31, 2019, by and between the Registrant and Westlake Park Place, Inc.
10.24*	First Amendment to Office Lease Agreement, dated April 22, 2020, by and between Registrant and Westlake Park Place, Inc.
23.1*	Consent of Independent Registered Public Accounting Firm.
23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).
24.1*	Power of Attorney.
________________
† Portions of the exhibit, marked by brackets, have been omitted because the omitted information (i) is not material and (ii) would likely cause competitive harm if publicly disclosed.
#  Indicates management contract or compensatory plan.
*  To be filed by amendment.
(b) Financial statement schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the Financial Statements or notes thereto.
ITEM 17. UNDERTAKINGS.
The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registration has been advised that in the opinion of the SEC such

Confidential Treatment Requested by Arcutis Biotherapeutics, Inc.
Pursuant to 17 CFR 200.83
indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The Registrant hereby undertakes that:
(1)For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
The undersigned Registrant hereby undertakes that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
The undersigned Registrant hereby undertakes that, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(1)Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;
(2)Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;
(3)The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and
(4)Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

Confidential Treatment Requested by Arcutis Biotherapeutics, Inc.
Pursuant to 17 CFR 200.83
SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Westlake Village, California, on             , 2020.

Arcutis Biotherapeutics, Inc.

By:
Name:	Todd Franklin Watanabe
Title:	President and Chief Executive Officer
SIGNATURES AND POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose individual signature appears below hereby authorizes and appoints Todd Franklin Watanabe and John W. Smither, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this Registration Statement on Form S-1, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date

	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2020
Todd Franklin Watanabe

	Chief Financial Officer (Principal Accounting and Financial Officer)	, 2020
John W. Smither

	Director, Chair	, 2020
Patrick J. Heron

	Director	, 2020
Alexander G. Asam, Ph.D.

	Director	, 2020
Bhaskar Chaudhuri, Ph.D.

	Director	, 2020
Daniel J. Estes, Ph.D.

	Director	, 2020
Halley E. Gilbert

	Director	, 2020
Jonathan T. Silverstein, J.D.

	Director	, 2020
Ricky Sun, Ph.D.

	Director	, 2020
Joseph Turner